UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   July, 2007

Commission File Number

000-51747

VioSolar Inc, (formerly known as Sprout Development Inc.)

(Translation of registrant’s name into English)

Alimou 8; 17455 Alimos; Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F    X

Form 40F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.   Yes  _____  No X

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VioSolar Inc. (formerly known as Sprout Development Inc.

(Registrant)

Date:

July 16, 2007

By:         /s/ Rick Walchuk

Name:  Rick Walchuk – Chief Executive Officer

Amendments to Articles of Incorporation

The Corporation amended its Articles of Incorporation effective June 22, 2007.  The amendment states that the name set forth in Item No. 1 is changed to VioSolar Inc.  Previously, Item No. 1 of the Corporation’s Articles of Incorporation stated Sprout Development Inc.

The Corporation amended its Articles of Incorporation effective July 4, 2007.  The amendment states that the restrictions on share transfers of the Corporation, as set forth in Item No. 3, is changed in its entirely to read “None”.  Previously, Item No. 3 of the Corporation’s Articles of Incorporation stated no shares of the Corporation shall be transferred without the approval of the directors of the Corporation as evidenced by a resolution of the directors of the Corporation.

Exhibit Number	Description
3(i).1	Articles of Amendment – Change of Corporate name	Filed herewith.
3(i).2	Articles of Amendment – Change of Share Transfer Restrictions	Filed herewith.
99.1	Press Release issued by VioSolar Inc. on July 16, 2007	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIOSOLAR INC.

By: /s/ Rick Walchuk

Name:

Rick Walchuk

Title:    President & CEO

Date: July 16, 2007

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